        As filed with the Securities and Exchange Commission on October 13, 2000
                                                     Registration No. _________
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------
                                   FORM S-2
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                                ---------------
                               KeraVision, Inc.
            (Exact name of registrant as specified in its charter)

                                ---------------

           Delaware                            3851                     77-0328942
(State or other jurisdiction of     (Primary Standard Industrial      (I.R.S. Employer
 incorporation or organization)      Classification Code Number)   Identification Number)

                              48630 Milmont Drive
                           Fremont, California 94538
                                (510) 353-3000

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------
                               Thomas M. Loarie
               Chief Executive Officer and Chairman of the Board
                               KeraVision, Inc.
                              48630 Milmont Drive
                           Fremont, California 94538
                                (510) 353-3000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copy to:
                             Michael W. Hall, Esq.
                               Latham & Watkins
                            135 Commonwealth Drive
                             Menlo Park, CA 94025
                                (650) 328-4600

                             --------------------
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[_]

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

====================================================================================================================================
                                                                       Proposed Maximum        Proposed Maximum
    Title of each class of Securities to            Amount to be        Offering Price        Aggregate Offering       Amount of
               be Registered                         Registered          Per Share(1)              Price(1)         Registration Fee
------------------------------------------------------------------------------------------------------------------------------------
Common Stock ($0.001 par value).................   3,760,706 shares      $2.8125                 $10,576,985.63        $2,792.32
====================================================================================================================================

(1) Estimated solely for the purpose of computing the amount of registration fee, based on the average ($2.8125) of the high ($3.25) and low ($2.6875) prices for the common stock as reported on Nasdaq National Market on October 6, 2000, in accordance with Rule 457(c) promulgated under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

================================================================================

The Information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                 SUBJECT TO COMPLETION, DATED OCTOBER 13, 2000
PROSPECTUS

                               KeraVision, Inc.
                       3,760,706 Shares of Common Stock

                                --------------

This prospectus will allow us to issue common stock over time.  This means

          . we will provide a prospectus supplement each time we issue common stock;

          . the prospectus supplement will inform you about the specific terms of that offering and may also add, update or change information contained in this document; and

          . you should read this document and any prospectus supplement carefully before you invest.

Our common stock is listed on the Nasdaq National Market under the symbol "KERA." On October 12, 2000 the last reported sale price for our common stock on the Nasdaq National Market was $2.03 per share.

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 5 to read about risks that you should consider carefully before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                The date of this prospectus is October 13, 2000


================================================================================

                              PROSPECTUS SUMMARY

          This summary highlights certain information found in greater detail elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors," before you decide to buy our common stock.

                               KeraVision, Inc.

          KeraVision, Inc. was incorporated in California in 1986 and reincorporated in Delaware in 1995. Our executive offices are located at 48630 Milmont Drive, Fremont, California 94538, and our telephone number is (510) 353-3000.

          Our websites are not part of this prospectus. INTACS is a protected trademark of KeraVision, Inc. in the U.S. and in foreign countries.

                                 The Offering

Common stock offered .....................           3,760,706 shares

Common stock outstanding after
   this offering .........................           22,658,730 shares

Use of proceeds ..........................           See "Use of Proceeds."

Nasdaq National Market symbol.............           KERA

------------

          Both the number of shares of common stock offered in this offering and the number of shares of common stock outstanding after this offering assume issuance of all 3,760,706 shares of common stock being registered in this offering. Because these shares are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, we cannot be sure that any of the 3,760,706 shares will be issued in this offering. Furthermore, we cannot be sure of the price at which any of the shares may be issued. The number of shares of common stock outstanding after this offering is based on shares outstanding at June 30, 2000. This calculation excludes:

          . 1,877,050 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $8.50 per share and 1,400,192 shares reserved for future grants under our stock option plans;

          . 55,492 shares of common stock issuable upon exercise of a warrant held by a financial institution with an exercise price of $10.81 per share; and

          . 3,229,463 shares of common stock issuable upon conversion of Redeemable Convertible Series B preferred stock.

          Please see "Description of Securities."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

         The following table sets forth summary consolidated financial data for our company. You should read this information together with our financial statements and the notes to those statements appearing elsewhere in this prospectus and the information under "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         Please see the financial statements and the notes to such statements appearing elsewhere in this prospectus for the determination of shares used in computing basic and diluted and pro forma basic and diluted net loss per common share.

                                                                                      Six months ended
                                                Year Ended December 31,                   June 30,
                                          ------------------------------------      --------------------
                                            1999           1998           1997        2000         1999
                                            ----           ----           ----        ----         ----
                                                       (in thousands, except per share data)
                                                                                         (unaudited)
Consolidated Statement of Operations
Data

Net sales...............................  $  10,494    $    835       $  355       $  1,707      $ 4,381
Costs and expenses
   Cost of sales and manufacturing
     expenses...........................     9,945        4,386        3,701          3,336        4,615
   Research and development.............     8,844       11,356       10,774          4,610        4,201
   Selling, general and administrative..    19,491        9,693        6,405         14,531        8,171
                                            ------        -----        -----         ------        -----
Total costs and expenses................    38,280       25,435       20,880         22,477       16,987
                                            ------       ------       ------         ------       ------
Operating loss..........................   (27,786)     (24,600)     (20,525)       (20,770)     (12,606)
Interest income and other, net..........     1,377          683        1,303          1,170           (5)
Interest expense........................      (935)        (120)        (174)          (549)        (310)
                                              -----       -----        -----          -----        -----
Net loss................................  ($27,344)    ($24,037)    ($19,396)        (20,149)    ($12,921)
                                          =========   =========    =========        ========    =========
Net loss applicable to common
 stockholders...........................  ($28,847)    ($27,414)    ($19,396)       ($20,904)    ($13,697)
                                          =========   =========    =========        ========    =========
Basic and diluted net loss per share
Applicable to common stockholders.......    ($1.88)      ($2.16)      ($1.55)         ($1.11)      ($1.05)
Shares used in calculation of net
loss per share..........................    15,343       12,686       12,528          18,842       13,088

                                         December 31,          June 30, 2000
                                        --------------      --------------------
                                                                (unaudited)
                                                                           As
                                            1999            Actual      Adjusted
                                            ----            ------      --------
                                       (in thousands)
Balance Sheet Data
Cash, cash equivalents and
Available-for-sale investments..........  $ 49,770        $  30,306    $
Working capital.........................    42,769           22,416
Total assets............................    57,139           37,566
Capital lease obligations, noncurrent...     1,030              658
Redeemable convertible preferred stock..    16,964           17,718
Accumulated deficit.....................  (118,939)        (139,842)
Total stockholders' equity
(net capital deficiency)................    28,013            7,731

         The as adjusted amounts reflect the issuance by KeraVision of _______ shares at an assumed offering price of $____ per share and the application of the net proceeds from this offering.

                                  RISK FACTORS

         Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, results of operations or financial condition would likely suffer. In any such case, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

KeraVision is incurring operating losses and may not achieve profitability in the future.

         KeraVision has generated only limited revenues to date and has experienced significant operating losses every year since its inception in 1986. We expect to continue to experience increasing expenses as we expand our sales and marketing efforts, and we expect to continue to incur substantial operating losses until sufficient revenues can be generated to offset these expenses. We cannot predict the amount of our future operating losses or the length of time required for us to achieve and sustain profitability or if we will be able to achieve profitability.

KeraVision needs market acceptance of INTACS inserts and other products to be successful.

         KeraVision's future performance depends upon the degree of market acceptance of INTACTS/(TM)/ micro-thin prescription inserts for correction of myopia, and on KeraVision's ability to successfully manufacture, market, deliver and support INTACS inserts. We cannot assure you that INTACS inserts or any future product that KeraVision develops will achieve or maintain acceptance in their target markets. To be successful, INTACS inserts will have to be accepted by ophthalmic surgeons as well as by patients. Until April 1999, KeraVision has sold its product primarily in Canada, France and Germany and generated only limited revenues. KeraVision began selling INTACS inserts in the United States in the second quarter of 1999. Many surgeons have already invested significant time and resources in developing expertise in other corrective ophthalmic surgical techniques and may be unwilling to devote the time and resources necessary to incorporate the procedure for INTACS inserts placement into their practices.

         We intend to market our products to people whose vision can be corrected with eyeglasses or contact lenses. We cannot assure you that these persons will elect to undergo surgical insertion of INTACS inserts when nonsurgical vision-correction alternatives are available. KeraVision believes that the inability of some patients to afford the procedure and the psychological aversion of some patients to refractive surgery may further limit the potential market for INTACS inserts. The extent of, and rate at which, INTACS inserts and our future products achieve market acceptance and penetration is a function of many variables including price, safety, efficacy, reliability and sales and marketing efforts.

We have limited sales and marketing experience and may not be able to successfully sell or market our products.

         We have only sold products in the United States since April 1999, in Canada since mid-1998 and in Europe since late 1996 and to date have generated only limited revenues. Most of the revenue recognized to date is from the sales of instruments used to perform the procedure for the placement of INTACS. Our revenues have declined since the second quarter of 1999 as we have shifted our sales focus from instruments to seeking to build up our sales of INTACS inserts.

         To successfully market and sell our products, we will need to develop and maintain a sales force which has established relationships with surgeons and which has consumer marketing skills. We recently changed over a large portion of the sales force. We will need significant resources to recruit and retain skilled sales management, direct sales persons and distributors. To the extent that KeraVision has established or enters into distribution arrangements for the sale of its products, KeraVision is and will be dependent on the efforts of third parties. We cannot assure you that our sales and marketing efforts will be successful.

KeraVision may not be able to execute its business plan if a significant amount of capital is not available to it in the near future.

         KeraVision will be required to commit substantial resources to establish production, marketing and sales capabilities to successfully commercialize INTACS inserts. In addition, KeraVision will be required to commit additional resources to conduct the research and development, clinical studies and regulatory activities necessary to bring additional products to market. We currently anticipate that cash from operations will be sufficient to fund KeraVision's operations through March 31, 2001. We will be required to seek additional sources for funding our business operations, and we cannot assure you that other sources of funding will be available when needed or available on terms favorable or acceptable to KeraVision. We cannot be sure that any of the 3,760,706 shares being registered hereunder will be issued in this offering. If we fail to obtain sufficient funds to continue our operations, we may need to delay, scale back or eliminate some or all of our sales and marketing efforts, research and product development programs, clinical studies or regulatory activities or license third parties to commercialize products or technologies that we would otherwise seek to develop. These actions would adversely affect our ability to execute our business plan.

KeraVision may not, in the future, continue to meet the requirements for continued listing on the Nasdaq National Market.

         KeraVision's stock price has been, and is likely to continue to be, volatile. The market price of our common stock has fluctuated substantially, from a high of $29.13 on July 8, 1999 to a low of $2.03 on October 12, 2000.
As a result of this volatility, we may not, in the future, continue to meet the requirements for continued listing on the Nasdaq National Market. Our inability to satisfy the continued listing requirements of the Nasdaq National Market could have a material adverse effect on the trading price and liquidity of our stock. The market price of the shares of our common stock may be significantly affected by factors such as actual or anticipated fluctuations in our operating results, announcements of technological innovations, new products or new contracts by KeraVision or its competitors, developments with respect to patents or proprietary rights, conditions and trends in the medical device and other technology industries, adoption of new accounting standards affecting the medical device industry, changes in financial estimates by securities analysts, general market conditions, and other factors. In addition, the stock market has experienced extreme price and volume fluctuations that have particularly affected the market price for many high technology companies and that have often been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock, and there can be no assurance that the market price of our common stock will not decline. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. Such litigation, if brought against KeraVision, could result in substantial costs and a diversion of management's attention and resources.

KeraVision has limited manufacturing experience and may be unable to develop commercial-scale manufacturing capabilities.

         To be successful, we must manufacture our products and potential products in commercial quantities in compliance with regulatory requirements at acceptable costs. At the present time, although we have sufficient manufacturing capacity, we have limited experience in manufacturing medical devices and other products. We cannot assure you that KeraVision will be able to develop commercial-scale manufacturing capabilities at acceptable costs or enter into agreements with third parties with respect to these activities. Production of commercial-scale quantities will involve technical challenges for us. As we establish our own commercial-scale manufacturing capability for INTACS inserts, we could incur significant scale-up expenses including the need to expand our facilities and hire additional personnel. We may seek collaborative arrangements with other companies to manufacture products and potential products, including INTACS inserts. If we are dependent upon third parties for the manufacture of our products, our profit margins and ability to develop and deliver such products on a timely basis may be adversely affected. Moreover, we cannot assure you that such third parties will adequately perform, and any failures by these parties may impair our ability to deliver products on a timely basis or otherwise impair our competitive position.

KeraVision may not be able to obtain additional regulatory approvals or maintain current approvals, which could delay the sale and distribution of current and future products and adversely affect our revenues.

         The research, manufacture, sale and distribution of medical devices, including KeraVision's current and planned products, is subject to regulations imposed by numerous governmental authorities, principally the FDA and corresponding state and foreign agencies. Securing regulatory approval for KeraVision's additional products and new uses of existing products may entail a lengthy, expensive and uncertain process involving, for example, submission to the FDA of extensive clinical data and other supporting information. Unless an exemption applies, each medical device that we wish to market in the U.S. must receive either "510(k) clearance" or "PMA approval" in advance from the FDA pursuant to the Federal Food, Drug, and Cosmetic Act. The current PMA approval for INTACS inserts is limited to mild myopia. A separate PMA approval or PMA supplement approval supported by clinical data will be required to expand the indications for use of INTACS inserts to new ranges of myopia, and to hyperopia and astigmatism.

         To generate revenue growth, KeraVision must continue to develop, obtain regulatory approval for, and successfully commercialize new products. The time frame to develop and successfully commercialize additional products and modifications of existing products is long and uncertain. Although KeraVision has received regulatory approval to market INTACS inserts in the United States, the European Union and Canada, we cannot assure you that we will successfully complete our efforts to secure regulatory approval for this product to be marketed elsewhere. Furthermore, we cannot assure you that KeraVision will successfully obtain regulatory approval in the U.S. or elsewhere for marketing our future new or modified products or indications.

         Having received approval from the FDA for the correction of mild myopia, INTACS inserts are subject to additional post-market testing, extensive record keeping and other device follow up required by the FDA and other regulatory agencies. In addition, to the extent KeraVision continues to perform the manufacturing function, we will be required to adhere to additional FDA requirements for the manufacture and distribution of INTACS inserts. KeraVision's ongoing compliance with the Quality System Regulation, labeling and other applicable regulatory requirements is monitored through periodic inspections by federal and state agencies, including the FDA, and comparable agencies in other countries. Current FDA enforcement policy strictly prohibits the marketing of medical devices for unapproved ("off label") uses. Product approvals can be withdrawn due to unforeseen safety or effectiveness problems following initial marketing. Failure to comply with the applicable regulatory requirements can, among other things, result in fines, injunctions, civil penalties, suspensions or withdrawal of regulatory approvals, product recalls, product seizures, including cessation of manufacturing and sales, operating restrictions and criminal prosecution. Any such FDA enforcement actions could have a material adverse effect on KeraVision's business, financial condition and results of operations.

KeraVision will need to find a new supplier for the raw material we use in manufacturing our products.

         Our sole supplier of polymethylmethacrylate (PMMA), the polymer raw material used in manufacturing INTACS inserts, no longer provides the particular material we use for INTACS inserts, and has notified us that the material may be purchased by special order only. We currently have what we estimate is at least a three-year supply of PMMA. We have not yet made arrangements to obtain additional PMMA beyond this supply. We have stored our current supply of PMMA in two separate locations. Should the PMMA at either or both of these locations be damaged or destroyed, our ability to continue to manufacture and distribute INTACS inserts or additional products may be seriously impaired. We would be required to find an alternate source of PMMA or a similar polymer material, or commence manufacturing the raw material ourselves. We would need to obtain FDA regulatory approval for the use of new raw materials in any of our products or to qualify a new PMMA supplier. If we elected to manufacture PMMA ourselves, we would need to establish manufacturing facilities for this purpose, hire additional personnel, and obtain additional regulatory approvals, processes which could take up to several years and require additional expenditures. We cannot assure you that:

         . our supplier will be able to fulfill future special orders for PMMA;

         .    interruptions in supplies will not occur in the future;

         . we will be able to obtain a new source for the supply of PMMA or establish facilities to manufacture PMMA, both of which would require approval of additional regulatory submissions; or

         .    our current supply will last as long as we anticipate.

         We have identified an alternative material for use in manufacturing INTACS inserts. We have begun the qualification efforts required to obtain regulatory approval, but we cannot assure that the alternate material will be approved or useful for manufacturing our products. In the event we are unable to obtain alternative supplies of materials upon the depletion of our current supply we will experience delays in the production of INTACS inserts and will need to obtain other alternate materials. If we are required to manufacture INTACS inserts using alternate materials we will also be required to obtain FDA approval of this material, a process that could take several years and cause us to incur substantial costs. Furthermore, we cannot assure you that we will be able to obtain FDA approval of a new material at all. Any interruption of supply would have a material adverse effect on KeraVision's ability to manufacture INTACS inserts or future products which could have a material adverse effect on our business, financial condition or results of operations.

KeraVision may not have the ability to obtain and maintain patents on INTACS inserts and our technology which could permit others to develop similar products or more easily compete with our business.

         KeraVision's commercial success depends in part on acquiring and maintaining patent and trade secret protection of INTACS inserts technology, INTACS inserts and any other potential products we seek to develop. We cannot assure you that KeraVision will be successful in obtaining additional necessary patents or license rights; KeraVision's processes or products will not infringe patents or proprietary rights of others; or that any issued patents will provide KeraVision with any competitive advantages or will withstand challenges by third parties.

         KeraVision is aware of ongoing academic research on both solid and injectable forms of corneal inserts. We cannot assure you that others will not independently develop similar products or design products that circumvent any patents owned or licensed by KeraVision.

         In addition, KeraVision could incur substantial costs in defending against patent litigation or in bringing suits to protect its patents against infringement. If the outcome of any such litigation is adverse to KeraVision, our business could be adversely affected.

         KeraVision also relies on trade secrets and proprietary knowledge which it seeks to protect by confidentiality agreements with its employees, consultants, investigators and advisors. We cannot assure you that these agreements will not be breached, that KeraVision will have adequate remedies for any breach, or that competitors will not otherwise discover KeraVision's trade secrets and proprietary knowledge.

KeraVision may not be able to successfully compete in the highly competitive field of vision correction.

         KeraVision is engaged in a rapidly evolving field. Many public and private companies, universities and research laboratories engage in activities relating to research on vision correction alternatives. Our competitors could develop technologies, procedures or products that are more effective or economical than those KeraVision is developing or that would render our technology and products obsolete or noncompetitive.

         Most of the other companies in the vision correction market are larger and better financed than KeraVision. Several companies have received approval to market their laser systems for refractive surgery in the United States, including VISX, Summit Technology, Inc. (recently purchased by Alcon, a division of Nestle Corporation), Bausch & Lomb, and Nidek, and others may receive similar approvals in the future.

         These companies and institutions represent significant long-term competition for KeraVision. In comparison to KeraVision, they may have:

         .    substantially greater resources and better facilities;

         . larger research and development staffs and more experience in research and development;

         .    more experience in preclinical and human clinical studies;

         .    more experience obtaining regulatory approval;

         .    more experience manufacturing medical device products; and

         . more experience in marketing, selling and developing a market for medical device products.

         Moreover, several companies are developing other non-laser approaches to vision correction, including the use of radio frequency energy to reshape the cornea, phakic intraocular lenses, and the use of enzymes to alter the shape of the cornea. See "Business--Competition."

Long-term follow-up data may not demonstrate that INTACS inserts are safe and effective.

         INTACS inserts represent a relatively new technology, clinical data for which dates back to 1991. KeraVision has developed only limited long-term clinical data to date on the safety and efficacy of INTACS inserts in correcting mild myopia. The FDA is requiring KeraVision to provide data to assess the effects of INTACS inserts on the corneal endothelium after two years of implantation. If these and other long-term data show that INTACS inserts are not safe and effective, our ability to commercialize INTACS inserts may be adversely affected. We cannot assure you that INTACS inserts will prove to be safe or effective over the long term in correcting vision. If INTACS inserts fail to perform as anticipated our revenue growth will be limited. Complications associated with INTACS inserts may affect KeraVision's ability to gain market acceptance for INTACS inserts or to obtain additional regulatory approvals.

         Some patients who have received INTACS inserts have experienced various complications. These complications include infection, shallow placement, anterior chamber perforation, overcorrection, reduction in central corneal sensation, difficulty with night vision, undercorrection, induced astigmatism, blurry vision, double vision, halos, glare, corneal blood vessels and fluctuating distance vision. We cannot assure you that these complications or side effects will not be serious or lasting, will not impair or preclude acceptance of the product by patients or ophthalmologists, will not preclude KeraVision from obtaining regulatory approval for additional products or will not cause withdrawal of approval for INTACS inserts.

         In addition, negative publicity surrounding complications associated with other surgical vision correction procedures could negatively impact market acceptance for our product.

Our ability to operate our business may be adversely affected if we are unable to retain our key personnel or to hire additional key personnel.

         Our success depends in large part on our ability to attract and retain key management, technical, manufacturing, sales and marketing and other operating personnel. We cannot assure you that KeraVision will be able to attract and retain the qualified personnel or develop the expertise in these areas as needed for our business. The loss of the services of one or more members of these groups or the inability to hire additional personnel and develop expertise as needed could limit our ability to successfully commercialize INTACS inserts and additional products. Such persons are in high demand and often receive competing employment offers.

KeraVision is subject to the risk of product liability litigation, and product liability insurance may be unavailable.

     KeraVision faces a risk of exposure to product liability claims and product recalls if the use of INTACS inserts or any future product is alleged to have resulted in serious adverse effects. We cannot assure you that the precautions we take with respect to these risks will prevent KeraVision from incurring significant liability. We also cannot assure you that our current product liability insurance policies will cover any or all material liabilities or that the coverage we have obtained will continue to be available at an acceptable cost, if at all, before or after commercialization of any of KeraVision's products. A product liability claim, product recall or other claims with respect to uninsured liabilities or in excess of insured liabilities could have a material adverse effect on KeraVision's business and financial condition.

Forward-looking statements contained in this prospectus may not be realized.

     This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks faced by us described above and elsewhere in this prospectus. We undertake no obligation after the date of this prospectus to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                USE OF PROCEEDS

     We cannot guarantee that we will receive any proceeds in connection with this offering.

     We intend to use the net proceeds of this offering, if any, to fund sales and marketing, research and development, marketing capabilities and product manufacturing, to provide working capital and for general corporate purposes.

     The principal purposes of this offering are to increase our capitalization and our operating and financial flexibility. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds we will have upon completion of this offering. Accordingly, our management will have broad discretion in the application of net proceeds, if any.

                                DIVIDEND POLICY

     We have never paid cash dividends on our common stock and have no plans to do so in the foreseeable future. In addition, the terms of our Redeemable Convertible Series B preferred stock contain restrictions on our ability to pay cash dividends on our common stock. The declaration and payment of any dividends in the future will be determined by our board of directors, at its discretion, and will depend on a number of factors, including our earnings, capital requirements and overall financial condition.

     To date, we have paid dividends on our Series B preferred stock by issuing additional shares of Series B preferred stock. In the future, we may elect to pay dividends on the Series B preferred stock in cash or additional shares of Series B preferred stock.

                                CAPITALIZATION

     The following table sets forth, as of June 30, 2000, the capitalization of our company

          .    on an actual basis; and

          . on an as adjusted basis to give effect to the sale of the shares and our receipt of the net proceeds of this offering.

     This information assumes issuance of shares of         common stock being
registered in this offering at a price of $        . This information should be
read in conjunction with our financial statements and the notes relating to such statements appearing elsewhere in this prospectus.

                                                                                           At June 30, 2000
                                                                                             (unaudited)
                                                                                 ------------------------------------
                                                                                       Actual        As Adjusted
                                                                                       ------        -----------
          Short-term debt.....................................................        $  4,653         $   ----
                                                                                 ====================================
          Capital lease obligations, less current portion.....................        $    658         $
          Series B redeemable convertible preferred stock, $0.001 par value;
            662,500 shares authorized; 579,285 shares issued and outstanding
            actual and as adjusted...........................................           18,265
          Stockholder's equity:
          Common stock, $0.001 par value; 30,000,000 shares authorized;
            18,898,024 shares issued and outstanding actual and ____________
            shares issued and outstanding as adjusted.........................              19
          Additional paid-in capital..........................................         148,253
          Accumulated other comprehensive income..............................             122
          Accumulated deficit.................................................        (139,842)
          Notes receivable from stockholders..................................            (821)
                                                                                 ------------------------------------
            Total stockholders' equity........................................           7,731
                                                                                 ------------------------------------
              Total capitalization............................................        $ 26,654         $
                                                                                 ====================================

                             PLAN OF DISTRIBUTION

         We may offer the common stock:

         .  directly to purchasers;

         .  to or through underwriters;

         .  through dealers, agents or institutional investors; or

         .  through a combination of such methods.

         Regardless of the method used to sell the common stock, we will provide a prospectus supplement that will disclose:

         . the identity of any underwriters, dealers or agents who purchase the common stock;

         . the material terms of the distribution, including the number of shares sold and the consideration paid;

         . the amount of any compensation, discounts or commissions to be received by the underwriters, dealers or agents;

         . the terms of any indemnification provisions, including indemnification from liabilities under the federal securities laws; and

         . the nature of any transaction by an underwriter, dealer or agent during the offering that is intended to stabilize or maintain the market price of the common stock.

         We will bear the expenses incident to the registration of the shares, other than selling discounts and commissions. These expenses are estimated to be approximately $157,000.

                                   DILUTION

         The net tangible book value of our company as of June 30, 2000 was $7.7 million, or $0.41 per share of common stock. Net tangible book value per share is equal to the amount of our company's total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of common stock outstanding as of June 30, 2000. Assuming the sale by us of the shares offered by this prospectus at an assumed public offering price of $____ per share and after deducting the estimated offering expenses payable, the pro forma net tangible book value of our company as of June 30, 2000 would have been $________, or $_____ per share of common stock. This represents an immediate increase in pro forma net tangible book value of $___ per share to existing stockholders and an immediate dilution in net tangible book value of $_____ per share to new investors. That is, after this offering the excess of the tangible assets of KeraVision over its liabilities calculated on a per share basis will be less than the purchase price paid for those shares by investors in this offering. The following table illustrates this per share dilution:


                                                                             Per Share
 Assumed offering price..................................................           $
                                                                                        ----
    Net tangible book value as of June 30, 2000..........................  $0.41
    Increase attributable to new investors in this offering..............
                                                                            ----
    Net tangible book value per share after this offering................
                                                                                        ----
    Dilution per share to new investors..................................           $
                                                                                        ====

         The following table summarizes, as of June 30, 2000, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares in this offering:

          . excluding the effect of 978,498 shares issued in connection with the acquisition of Transcend Therapeutics, Inc. in May 1999; and

          . including the effect of 667,295 shares issued in exchange for stockholder notes receivable of $803,000.

                                      Shares Purchased         Total Consideration
                                      ------------------       -------------------
                                                                                          Average Price
                                     Number       Percent       Amount        Percent       Per Share
                                                            (in thousands)
                                     ----------   -------   --------------    -------       ---------
 Existing stockholders .........     18,898,024                 148,272                      $ 7.85
 Investors in this offering.....
    Total.......................

         The foregoing tables are based on the number of shares of Common Stock outstanding as of June 30, 2000 and exclude:

          . 1,877,050 shares of common stock issuable upon exercise of outstanding stock options outstanding at June 30, 2000 at a weighted average exercise price of $8.50 per share and 1,400,192 shares reserved for future grants under our stock option plans;

          . 55,492 shares of common stock issuable upon exercise of a warrant held by a financial institution with an exercise price of $10.81 per share; and

          . 3,229,463 shares of common stock issuable upon conversion of Redeemable Convertible Series B preferred stock.

                     SELECTED CONSOLIDATED FINANCIAL DATA

         In the table below, we provide you with summary historical financial data of KeraVision, Inc. We have prepared this information using the consolidated financial statements of KeraVision, Inc. for the five years ended December 31, 1999 and the six-month period ended June 30, 1999 and 2000. The financial statements for the five years ended December 31, 1999 have been audited. The financial statements for the six-month periods ended June 30, 1999 and 2000 have not been audited.

         When you read this summary historical financial data, it is important that you read it along with the historical financial statements and related notes in our annual and interim financial statements incorporated by reference in this prospectus, as well as the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                           Six months ended
                                                             Year Ended December 31,                           June 30,
                                          -----------------------------------------------------------     --------------------
                                             1999         1998          1997         1996       1995        2000        1999
                                             ----         ----          ----         ----       ----        ----       ------
                                                    (in thousands, except per share data)
Consolidated Statement of Operations
Data

Net sales...............................  $  10,494       $  835       $  355       $  137       $  --    $ 1,707      $ 4,381
Costs and expenses
   Cost of sales and manufacturing
     expense............................      9,945        4,386        3,701          319          --      3,336        4,615
   Research and development.............      8,844       11,356       10,774       10,888       6,527      4,610        4,201
   Selling, general and administrative..     19,491        9,693        6,405        3,930       1,725     14,531        8,171
                                             ------        -----        -----        -----       -----     ------        -----
Total costs and expenses................     38,280       25,435       20,880       15,137       8,252     22,477       16,897
                                             ------       ------       ------       ------       -----     ------       ------
Operating loss..........................    (27,786)     (24,600)     (20,525)     (15,000)     (8,252)   (20,770)     (12,606)

Interest income and other, net..........      1,377          683        1,303        2,146       1,203      1,170           (5)
Interest expense........................       (935)        (120)        (174)         (25)        (57)      (549)        (310)
                                              -----        -----        -----         ----        ----      -----       ------
Net loss................................   ($27,344)    ($24,037)    ($19,396)    ($12,879)    ($7,106)   (20,149)    ($12,921)
                                           ========     ========     ========     ========     =======   ========     ========
Net loss applicable to common
  stockholders..........................   ($28,847)    ($27,414)    ($19,396)    ($12,879)    ($7,106)  ($20,904)    ($13,697)
                                           ========     ========     ========     ========     =======   ========     ========
Basic and diluted net loss per share
  applicable to common stockholders.....     ($1.88)      ($2.16)      ($1.55)      ($1.04)     ($1.05)    ($1.11)      ($1.05)
Shares used in calculation of net
  loss per share........................     15,343       12,686       12,528       12,342       6,757     18,842       13,088

                                                                 December 31,                                June 30,
                                           ------------------------------------------------------------------------------
                                              1999       1998       1997        1996       1995                2000
                                              ----       ----       ----        ----       ----                ----
                                                                (in thousands)
Balance Sheet Data
Cash, cash equivalents and
  available-for-sale investments.........  $  49,770   $  7,728   $  14,113   $ 32,065   $  44,703            $ 30,306
Working capital..........................     42,769      4,915      11,820     30,435      43,205              22,416
Total assets.............................     57,139     11,981      17,345     35,485      45,919              37,566
Capital lease obligations, noncurrent....      1,030        821         850        793         114                 658
Redeemable convertible preferred stock...     16,964     17,489          --         --          --              17,718
Accumulated deficit......................   (118,939)   (90,092)    (62,678)   (43,282)    (30,403)           (139,842)
Total stockholders' equity
(net capital deficiency).................     28,013    (10,650)     12,937     31,765      44,035               7,731

                          FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate" and "continue" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition or state other forward-looking information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed in the sections captioned "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the "Risk Factors" section and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.

                                   BUSINESS

Our Business

         KeraVision notes that certain of the statements in this report are forward looking. You can identify these statements by forward-looking words such as "may," '"will," "expect," "anticipate," "believe," "estimate," and "continue" or similar words. Forward-looking statements may also use different phrases. Forward-looking statements address, among other things: (1) our future expectations; (2) projections of our future results of operations or of our financial condition; or (3) our "forward-looking" information. We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to accurately predict or which we do not fully control that could cause actual results to differ materially from those expressed or implied by our forward-looking statements. Actual results may differ materially due to a variety of factors including, but not limited to (i) lack of market acceptance of KeraVision's INTACS inserts, (ii) determinations by the FDA or foreign regulatory bodies that the clinical data collected are insufficient to support the safety and efficacy of KeraVision INTACS inserts
(iii) changes in regulatory review guidelines, procedures, regulations or administrative interpretations, (iv) complications relating to KeraVision INTACS inserts or the surgical procedure, (v) competitive products and technology, (vi) unavailability of capital, and (vii) other risk factors described under the heading "Risk Factors" as set forth beginning on page 5.

General

         Since being founded in 1986, KeraVision has been developing a new category of non-laser vision correction products for the treatment of common vision disorders, including myopia (nearsightedness), hyperopia (farsightedness) and astigmatism, to offer an alternative to eyeglasses, contact lenses and other vision correction surgical procedures. INTACS micro-thin prescription inserts have been approved by the FDA for correcting mild myopia. INTACS inserts are the first surgical vision correction technology to be approved by the FDA for distribution and sales that is designed to permanently correct a patient's vision while providing the option of removability. The currently FDA approved INTACS inserts are composed of two thin half-circles of polymer material that are inserted into the periphery of the cornea to reshape the curvature of the cornea to correct vision. The polymer material has been used in intraocular lenses to treat patients with cataracts since 1952. The procedure for placement of INTACS inserts is a simple outpatient procedure that typically can be performed in 15 minutes or less. KeraVision believes that the INTACS inserts represent the first technology specifically designed to surgically treat patients with low degrees of nearsightedness, a group estimated at approximately 20 million people in the U.S. KeraVision is currently developing other potential products to treat other vision correction disorders including higher and lower levels of nearsightedness, as well as farsightedness and astigmatism.

         We have positioned our INTACS inserts to address the growing market for refractive surgery by offering an alternative to laser-based vision correction. While laser-based technologies require the permanent removal of corneal tissue, INTACS inserts can be removed if desired. Patients' refractions return generally to pre-operative levels by three months following removal, in most instances. We believe that INTACS inserts technology offers several potential benefits to patients including:

         .   long-term, convenient vision correction with predictable results;

         .   rapid visual recovery;

         . a simple, minimally invasive out-patient procedure with minimal post-operative pain; and

         .   easy to remove and replace in an outpatient procedure.

Background

Vision and Vision Impairment

         The eye functions much like a camera, incorporating a lens system consisting of a cornea and a lens that focuses light, the iris which functions as an aperture that regulates the amount of light that passes through the central zone of the cornea, and the retina, a light-sensitive surface that, like film, records the image. The cornea, lens and iris operate to focus light rays on the retina, which contains the light-sensitive receptors that transmit the image through the optic nerve to the brain. Nearly all light that reaches the retina passes through the central portion of the cornea, called the optical zone. Approximately 75% of the refractive, or focusing, power of the eye is provided by the curvature of the cornea.

         Most common refractive problems result from an inability of the optical system to focus images on the retina properly. This inability to focus is known as a refractive error. For instance, in the myopic (nearsighted) eye, light rays focus in front of the retina when the curvature of the cornea is too steep. People with myopia see nearby objects clearly, but distant objects appear blurry. Conversely, in the hyperopic (farsighted) eye, light rays focus behind the retina when the curvature of the cornea is too flat.

People with hyperopia see distant objects clearly, but may need correction so that nearby objects do not appear blurry. In the astigmatic eye, the curvature of the cornea is not uniform. This lack of uniform curvature makes it difficult for a person to focus clearly on an object. Refractive surgery changes the cornea's refractive power by altering the curvature of the cornea, so that light passing through the eye can be properly focused on the retina, thereby improving vision.

Vision Correction Market

         KeraVision estimates that over one-half of the world's population suffers from common vision problems such as myopia, hyperopia or astigmatism. In the United States alone, approximately 160 million people currently use eyeglasses or contact lenses to correct these common vision problems, with over $16 billion spent on corrective eyewear products annually. It is estimated that over 70 million people of all ages are affected by myopia. Of these, an estimated 20 million people with mild myopia fall within the currently approved range of indications for INTACS inserts.

         Surgical techniques to correct common vision problems, known as refractive surgery, or vision correction surgery, include laser assisted in-situ keratomileusis ("LASIK"), photorefractive keratectomy ("PRK") and radial keratotomy ("RK"). LASIK is currently the most commonly performed refractive surgery technique used in the United States. Generally these procedures have been used to treat myopia; however, laser-based technologies to treat hyperopia have recently been approved by the FDA, and other procedures are under development. LASIK and PRK both require the use of a laser system to remove corneal tissue to achieve a flattening of the cornea to treat nearsightedness, and a steepening of the cornea to treat farsightedness. Each procedure represents one eye and requires permanent cutting or tissue removal in the central cornea.

         KeraVision estimates that existing refractive procedure costs in the United States averaged $2,100 per eye for a LASIK procedure and $1,800 per eye for a PRK procedure in 1999, with a fairly wide range for each procedure. We believe, however, overall average prices are declining rapidly. Ophthalmic surgeons generally set the prices of refractive surgery procedures performed at their medical offices. KeraVision anticipates that the procedure for placement of INTACS inserts will be competitively priced with existing laser-based procedures. Consumers generally pay directly for currently available refractive surgery procedures, including the procedure for placement of INTACS inserts, and are generally not reimbursed by third-party payors.

Refractive Surgery Techniques

         RK, developed in the 1970's, was the first refractive surgical technique for vision correction. In RK, a diamond knife is used to make from four to eight radial incisions that penetrate beyond 90% of the depth of the cornea. The procedure is generally conducted using topical anesthesia in an outpatient setting. As the incisions heal, the curvature of the cornea is altered and vision may be improved. RK results can vary with the skill and experience of the surgeon and can be relatively unpredictable for patients requiring greater degrees of correction. In addition, the procedure can result in the instability of the eye over a period of months to years. Because RK entails making cuts in or near the optical zone of the eye, unwanted side effects, such as halos, reduced night vision and other visual distortions may occur.

         In both PRK and LASIK, a laser is used to permanently remove tissue within the central optical zone to reshape the cornea, with the amount of tissue to be removed based upon the level of intended change sought. In PRK, the top layer of the central cornea, known as the epithelium, is manually removed to expose the stromal tissue. The patient is then asked to fixate on a light to minimize eye movement while the laser removes or ablates tissue from the stromal tissue in the central area of the cornea. While vision improvement is achieved, PRK depends in part on a healing response to reach the desired level of flattening of the cornea, which generally occurs over a three-month period. The equipment required to conduct this procedure is significantly more than the equipment required for use in RK. Because PRK, like RK, surgically alters tissue in the central optical zone, haze, halos, reduced night vision and other vision problems have been observed in patients who have undergone the PRK procedure.

         LASIK involves using an automated cutting device called a microkeratome to cut a thin corneal flap, which is then pulled back to expose the underlying stromal tissue. A laser is then used to remove corneal tissue to either flatten the cornea in the case of myopia or steepen the cornea in the case of hyperopia to achieve vision correction. The corneal flap is then placed back on the stromal tissue where it adheres back onto the eye. Primary complications with this procedure arise from cutting of the corneal flap, including incorrect flap thickness, as well as haze, halos, reduced night vision and other vision problems. The LASIK procedure offers several advantages over PRK, including reduced post-operative pain and a shorter visual recovery time. Both PRK and LASIK are performed in an outpatient setting under topical anesthetic.

Quality of Vision

         The most common measurement of vision utilizes an eye chart. One of the recent developments in ophthalmology involves the concept of quality of vision. It has been observed that patients can attain 20/20 vision, as measured with an eye chart, and still be dissatisfied with their quality of vision. This issue may play a role in the future in modifying current refractive surgery techniques, which are known to affect the smooth shape of the cornea and to create corneal scarring in ways that may induce unwanted visual aberrations. Typical vision complaints include haze, halos, reduced night vision and other visual distortions. At the current time, most assessments attribute undesirable visual side-effects of refractive procedures either to a disturbance of corneal tissue within the central optical zone or to the interruption or distortion of the smooth shape of the cornea. New measurement techniques, including corneal topography, contrast sensitivity and night-vision testing, are emerging to better analyze the quality of vision beyond the assessment available using standardized eye charts.

KeraVision Technology

         In response to the perceived market need for an alternative to eyeglasses, contact lenses and existing laser-based surgical procedures, KeraVision has developed a proprietary technology to treat a broad range of vision disorders. INTACS inserts are a proprietary product designed to reduce or eliminate the need for corrective eyewear by reshaping the curvature of the patient's cornea. INTACS inserts are inserted between the layers of the corneal stroma through a small incision made in the periphery of the cornea. The presence of INTACS inserts in the periphery of the cornea creates a flattening of the central cornea, thereby improving the focus of light rays onto the retina to correct myopia. The procedure for the placement of INTACS inserts does not cut or remove tissue from the central optical zone of the cornea and therefore may reduce the risk of unwanted visual side-effects such as haze, halos and reduced night vision.

         KeraVision believes that INTACS inserts provide the following potential benefits for the treatment of myopia:

         . Long term, convenient vision correction with predictable results. INTACS inserts provide a predictable long-term correction of mild myopia in a form more convenient than eyeglasses or contacts lenses and without the risks associated with laser alternatives that permanently remove tissue from the cornea.

         . Rapid visual recovery. Patients achieve significant vision improvements almost immediately. U.S. clinical trials showed that 81% of patients achieved vision of 20/40 or better within 24 hours and 92% of patients achieved vision of 20/40 or better within 30 days.

         . A simple, minimally invasive outpatient procedure with minimal post-operative pain. The INTACS inserts corneal ring segment placement procedure was designed to promote ease of surgery utilizing standard instrumentation, with minimal trauma to the eye, and can typically be performed in less than 15 minutes. Post-operative pain experienced in the clinical trials was modest and was typically treated with only non-prescription pain relievers.

         . Easy to remove and replace. INTACS inserts can be easily removed in a brief, outpatient procedure. When removed during clinical trials, the patients' refractions returned to approximately the same level as measured prior to the INTACS inserts placement by three months following removal, in most cases.

INTACS(TM) Micro-Thin Prescription Inserts and Related Instruments

         On April 9, 1999, KeraVision obtained FDA approval to distribute and sell INTACS inserts in the United States for the treatment of mild myopia in the range of -1.0 to -3.0 diopters in patients who are 21 years of age or older, who have a stable refraction and who have up to +1.0 diopter of astigmatism.

         The initial design of INTACS inserts consisted of an optically clear split ring made of PMMA. In order to simplify the surgical procedure, KeraVision modified the design of INTACS inserts in 1995 into two, thin half-circles of PMMA, each with an arc measurement of 150 degrees. The two half-circles are placed in the periphery of the cornea at a diameter of approximately eight millimeters. KeraVision has extensively studied the relationship between physical parameters of INTACS inserts and corneal curvature change. As a result of these studies, KeraVision believes that a small number of INTACS inserts sizes, with minor variations in their dimensions, can produce a wide range of corneal curvature change and could provide treatment for a substantial segment of those people with myopia. KeraVision has developed INTACS inserts in six different thicknesses ranging from 0.21 mm to 0.45 mm. At present, the FDA has approved three of these thicknesses (0.25, 0.30 and 0.35 mm) for commercial use in the U.S.

         KeraVision has developed proprietary surgical instruments to be used for the insertion of INTACS inserts. These stainless steel and titanium instruments include a marking instrument, a centering guide and stromal separators. KeraVision's instruments have been designed to standardize the INTACS inserts placement procedure and reduce the variability associated with differing levels of surgical skill by showing the surgeon where to make the corneal incision. The purchase of KeraVision's instruments represents a relatively small capital investment compared to the cost of equipment required for surgeons performing LASIK or PRK procedures.

The Procedure for Placement of INTACS Inserts

         The procedure for placement of INTACS inserts is a simple, minimally invasive procedure that can be performed on an outpatient basis typically in 15 minutes or less. The procedure is usually performed using topical anesthetic eyedrops. The procedure in part includes surgical techniques and ophthalmic surgical instruments that are widely used by and familiar to ophthalmic surgeons. The procedure requires a single incision of less than two millimeters outside of the central optical zone of the cornea. The incision is located at the top of the eye under the eyelid.

         The INTACS inserts placement procedure consists of the following steps. The ophthalmic surgeon uses a guide to mark the geometric center of the cornea. Using the reference mark, a marking instrument is used to mark the line of incision on the cornea outside the central optical zone and the location where the ring segments are to be placed. A small entry incision is then made to approximately two-thirds of the depth of the cornea and the layers of the stroma at the bottom of the incision are separated. The stroma, which comprises 90% of the cornea, consists of 500 to 700 overlapping layers of tissue that can be easily separated. The surgeon places the centering guide over the eye, introduces each stromal separator through the small entry incision and rotates each stromal separator, spreading the layers of the stroma to create a circular subsurface tunnel in the periphery of the cornea. The surgeon then removes the stromal separator and the centering guide. INTACS inserts are introduced into the tunnel and rotated into place. Patients generally experience substantial and immediate improvement in vision. The amount of postoperative pain experienced by patients in INTACS inserts clinical trials has been minimal for most patients and is typically treated only with nonprescription pain relievers. Most patients resume their normal activities within two to three days. In addition, since INTACS inserts are inserted below the nerve endings of the cornea, patients do not feel the presence of INTACS inserts in the eye.

Clinical Trials Results

         Myopia. Since 1991, ophthalmic surgeons have utilized INTACS inserts
         ------
for the treatment of myopia in more than 2,000 patient eyes in clinical trials conducted in the United States and throughout the world. KeraVision's clinical trials have been designed to demonstrate the safety and efficacy of INTACS inserts and the safety of the surgical procedure used to insert INTACS inserts. The safety and efficacy of INTACS inserts was evaluated using standard ophthalmic techniques. KeraVision initiated clinical trials using the initial design of INTACS inserts in 1991 in both the United States and Brazil. In September 1994, KeraVision completed enrollment of a 90-patient FDA Phase II myopia trial using the initial design of INTACS inserts. In September 1996, KeraVision completed enrollment of the group of 150 U.S. Phase II myopia patients with a modified design of INTACS inserts. In November 1996, KeraVision initiated an expanded Phase II myopia trial involving 59 patient eyes to evaluate moderate myopia (-3.5 to -5.0 diopters). In October 1996, KeraVision received FDA approval to commence a ten-center, 360-patient Phase III clinical trial for myopia in the United States and began that trial in December 1996. KeraVision completed the enrollment for the trial in May 1997. Our initial Pre-Market Approval (PMA) application was based on data from the PMA cohort, a group of 452 patients enrolled in the INTACS inserts Phase II and Phase III clinical trials. Three thicknesses (0.25, 0.30 and 0.35mm) of INTACS inserts were evaluated. INTACS inserts were successfully placed in 449 eyes out of 454 surgical attempts. After 12 months of follow-up, data were available for 97.6% of the PMA cohort patients. In January 1998, KeraVision received FDA approval to expand the Phase III trial to evaluate three additional thicknesses (0.21, 0.40, and 0.45 mm). This approval permitted KeraVision to implant INTACS inserts into one eye of each of 120 patients (40 patient eyes for each thickness), but required KeraVision to obtain additional approval from the FDA before implanting the second eye in those patients or enrolling any additional patients. In 82 of the enrolled 118 patients, KeraVision inadvertently implanted INTACS inserts into the patients' second eye prior to obtaining the required approval. In July 1999, KeraVision reported these unauthorized implantations in the patients' second eye to the FDA in a filing that requested permission to enroll an additional 240 patients and approval to implant the second eyes of the 118 patients already enrolled. In August 1999, the FDA approved the proposed supplement. KeraVision has also conducted two myopia clinical trials in Europe. The results from these trials are comparable with KeraVision's clinical trials in the United States. In addition, KeraVision is conducting a trial for myopia in Singapore.

         As of July 1999, INTACS inserts have been removed from 39 patient eyes from the PMA cohort. INTACS inserts can be easily removed in a brief, outpatient procedure. The INTACS inserts removal rate for the Phase III trial was 4.3% as compared to 9.6% from the earlier Phase II trial. Reasons for INTACS inserts removals included: one for infection, 15 for patient dissatisfaction with correction achieved (undercorrection, overcorrection or induced astigmatism), 19 for patient dissatisfaction with visual symptoms (glare, halos, difficulty with night vision, etc.) and four for other reasons. There have been no clinically significant complications associated with removal of INTACS inserts. The removal results demonstrate that the refractions returned to preoperative levels by three months following removal, in most instances. Best spectacle-corrected visual acuity was 20/20 or better in all cases following removal.

         The first procedure for the treatment of myopia using INTACS inserts was performed in 1991, and to date more than 2,000 procedures have been conducted using INTACS inserts corneal ring segment technology in clinical trials. Although KeraVision has developed eight-year clinical data on the safety and efficacy of INTACS inserts in correcting myopia, it has limited long-term safety and efficacy data. We cannot assure you that long-term safety and efficacy data when collected will be consistent with these clinical trial results and will demonstrate that INTACS inserts can be used safely and successfully to treat myopia in a broad segment of the population or on a long-term basis.

         All surgical procedures, including the procedure for the placement of INTACS inserts, involve some inherent risk of complications. For the PMA cohort, five patients experienced safety-related complications for an overall incident rate of 1.1%. All five patients recovered with no clinically significant effects. Adverse events include: one infection, one shallow INTACS inserts corneal ring segment placement, one temporary loss of 2 lines of best corrected visual acuity and two corneal perforations. During the 12 months of follow up, there was a 4.3% incidence of removal and a 0.9% incidence of exchange procedures. Other complications included: overcorrection, reduction in central corneal sensation, difficulty with night vision, undercorrection, induced astigmatism, blurry vision, double vision, halos, glare, corneal blood vessels, and fluctuating distance vision. No patient has had a lasting injury to the eye or sustained any material loss of best corrected vision. In many patients, deposits have been observed in the stromal tunnel next to the INTACS inserts. In all cases, the deposits were confined to the stromal tunnel with no effect on patients' vision. Although KeraVision believes that these deposits are not complications, we cannot assure you that this will be the case on a long-term basis.

         All of these complications have also been observed in connection with other refractive surgery techniques. Although KeraVision believes these complications may be mitigated, KeraVision cannot assure you that these or other complications will not be serious or lasting or will not impair or preclude KeraVision from retaining existing regulatory approvals or obtaining regulatory approvals for our products or the acceptance of these products by patients or ophthalmologists.

         Hyperopia. Treatment for correction of hyperopia consists of implanting
         ---------
up to eight rectangular segments made of PMMA placed in the periphery of the cornea. These segments steepen the center of the cornea and flatten the periphery. Each segment is the same dimension. Patients requiring +1.0 to +3.0 diopters of hyperopia correction have experienced significant improvement in their vision. As reported at the May, 1999 American Society for Cataract and Refractive Surgeons, after 12 months following the placement procedure, 40% of patients achieved vision of 20/20 or better, 90% saw 20/25 or better, and 100% saw 20/40 or better in one study. Because only a limited number of patients to date have received the treatment for hyperopia, KeraVision will need to treat additional patients to characterize the range and predictability of correction prior to moving to a large scale trial. We are conducting a second feasibility trial at several additional sites in Europe.

         Astigmatism. KeraVision has studied a potential product that uses arc
         -----------
segments to treat pure astigmatism. This device utilizes the core INTACS inserts technology for the treatment of myopia and the segments are manufactured from the same material as INTACS inserts. A similar surgical technique is used to implant the segments in the eye. In August 1994 and March 1995, KeraVision implanted arc segments in eight astigmatic patients. Clinical results showed that these patients exhibited improvement in their vision. KeraVision is pursuing broader experimentation and analysis, but has not enrolled further patients due to the perceived smaller size of the potential market compared to the markets for myopia and hyperopia. In October 1999, regulatory approval was obtained to initiate a feasibility trial at two centers in Europe. No patients have been enrolled to date.

         Keratoconus. KeraVision has begun a clinical study in Europe using the
         -----------
Company's INTACS inserts as a possible treatment for keratoconus, a progressive thinning-of-the-cornea disorder.

Marketing and Sales

United States

         Our U.S. marketing roll-out objective is to gain acceptance of INTACS inserts by both ophthalmic surgeons and consumers. We have begun the initial marketing efforts to the estimated 8,000 ophthalmic surgeons, of which an estimated 3,200 are currently performing refractive surgery. We have added refractive surgery business specialists and manufacturers' representatives to market directly to ophthalmic surgeons. We are also obtaining limited assistance from refractive surgery provider groups. These groups have emerged primarily to market laser-based refractive surgery procedures.

         Surgeon Acceptance. Our marketing program for ophthalmic surgeons
         ------------------
involves several key elements, including a skills transfer program and a practice integration program. We believe our success depends on well-trained surgeons to ensure successful outcomes from their first patients onward. It is expected that high levels of patient satisfaction will develop the critical mass of patients required to start and sustain the word-of-mouth process, a driver of refractive procedure volume growth. Prior to performing the procedure for the placement of INTACS inserts, ophthalmologists are required to go through KeraVision surgeon training. Our training program is guided by six leading ophthalmologists who are part of the KeraVision's senior training faculty and are highly experienced with the INTACS inserts. The classes include a comprehensive lecture and a surgical wet lab that can accommodate up to 20 ophthalmologists. A detailed training manual is provided to each of the program attendees. Following the initial training, we provide experienced personnel to provide on-site guidance for the ophthalmologists through their first series of procedures.

         KeraVision's marketing program includes post-training efforts to assist in the integration of INTACS inserts into each surgeon's practice. Our integration process includes education of the office staff, development of patient education materials, including collateral material, and seminars with optometrists in the region.

         Doctors can purchase an initial kit, consisting of two instrument sets, a vacuum system and 18 INTACS inserts. If desired, the instrumentation may be leased. We have derived our initial revenues from kit sales while we are working to build underlying procedure volumes to maintain and grow future revenues.

         Consumer Acceptance. In addition to personal referrals, we intend to
         -------------------
increase awareness of INTACS inserts through several other approaches. We have engaged in a public relations strategy that has resulted in coverage on over 400 TV news programs and 3,300 print articles since January 1999. Many ophthalmic practices currently use extensive marketing efforts to market laser procedures. We believe that practices which integrate INTACS inserts will use their own resources to advertise and perform other activities to build procedure volume an addition be supplemented with advertising support from KeraVision. We may elect to conduct co-operative advertising in conjunction with these practices. Fourth, once there is a sufficient number of doctors trained and an adequate level of interest in INTACS inserts established within a region, we believe that a regional consumer marketing campaign may be used to increase further market acceptance. Part of our strategy is to create the INTACS brand micro-thin prescription inserts, which is the first branded product within the refractive surgery market. We believe the development of a brand identity can facilitate consumer adoption by allowing consumers to ask for the product by name, enabling focused advertising and fostering general awareness.

         Our initial marketing effort will focus on the estimated 20 million Americans who are within the treatment range of our first product. Our efforts have focused on enhancing consumer awareness, with a goal of increasing the volume of the procedure for the placement of INTACS inserts to drive sales of INTACS inserts. We are also seeking to expand the market for refractive surgery to reach those consumers who have an interest in refractive surgery but are concerned with other vision correction surgical procedures that do not allow for the option of removal and replacement.

International Markets

Canada
------

         KeraVision received approval in Canada in May 1998 to sell INTACS inserts for the treatment of myopia in the range of -1.0 to -5.0 diopters of correction, along with related instruments. KeraVision focused its initial marketing efforts on developing seven sites to become proficient in the procedure for the placement of INTACS inserts, to be able to discuss the Canadian experience with INTACS inserts and to potentially serve as training centers. KeraVision then formally announced the product launch in October 1998. KeraVision targeted the Vancouver area for the purpose of training a high percentage of the refractive surgeons in the region and testing the effect of consumer advertising on patient flow to those Canadian centers. As KeraVision was in the process of then obtaining US FDA approval, the focus of sales efforts was shifted from Canada to the United States.

Europe/Other
------------

         Upon obtaining the right in November 1996 to market INTACS inserts in European Union countries, KeraVision commenced a sales and marketing program concentrated in parts of France, Germany and Austria. As part of this program, KeraVision established a European headquarters in Paris, France. A small sales office in France handles sales of INTACS inserts in the French market. A distributor sells KeraVision's products in Germany and Austria.

         From information obtained in the course of conducting the training sessions and from consumer marketing studies, KeraVision determined that the overall refractive surgery market in France and Germany was significantly less than that of the United States on a per capita basis, and that the refractive surgery markets in those countries do not appear to be growing at a substantial rate, if at all. This lack of growth may be related in part to the lack of a delivery or referral channel whereby potential patients can easily reach the ophthalmic surgeon, rather than the non-surgical ophthalmologists and opticians who may tend to recommend that a patient not consider refractive surgery. Further, restrictions on direct broad scale advertising hinders the expansion of consumer awareness of refractive surgery. It is expected that because of these and other factors the refractive surgery market and the market for INTACS inserts will be slow to develop in Europe. KeraVision, however, is seeking to expand its reach to other European countries by adding additional distributors. KeraVision has concluded agreements with distributors that cover more than 25 countries in Europe, the Middle East and Mexico.

Asia
----

         In July 1998, KeraVision commenced our first clinical trial in Asia, with the initiation of a myopia trial in Singapore. We have signed a distribution agreement with a South Korean distributor to begin the work on product registration in South Korea. We have also signed agreements with distributors in Taiwan, Hong Kong and Singapore.

Patents and Proprietary Rights

         One of KeraVision's primary strategies has been to develop a strong proprietary patent position with respect to INTACS inserts and related technology. KeraVision has over 130 pending patent applications worldwide and has been awarded 29 United States patents and over 60 foreign patents as of September 30, 2000. These issued patents and pending applications cover various aspects of KeraVision's vision correction technology including INTACS inserts and related materials, INTACS instruments for the placement of the inserts in the cornea (which includes surgical and metrological instruments), and related methods of use as well as other vision correction technologies including electrosurgical and laser treatment of the cornea. KeraVision's policy is to protect its technology by, among other things, filing patent applications relating to important aspects of its INTACS inserts technology and other vision correction technology. KeraVision has entered into confidentiality agreements with its contract manufacturers to protect the proprietary nature of its technology.

Manufacturing

         KeraVision manufactures INTACS inserts in its facility in Fremont, California using a computer-controlled machining process. KeraVision has sufficient manufacturing capacity for INTACS inserts and is building experience in manufacturing medical devices and other products. To be successful, we must manufacture our products and potential products in commercial quantities in compliance with regulatory requirements at acceptable costs. Production of commercial-scale quantities will involve technical challenges for us. As we establish our own commercial-scale manufacturing capability for INTACS inserts, we could incur significant scale-up expenses including the need to expand our facilities and personnel. KeraVision may seek collaborative arrangements with other companies to manufacture products and potential products, including INTACS inserts. The manufacturer of KeraVision's potential products will be subject to periodic inspection by regulatory authorities. Any such operations must undergo compliance inspections conducted by the FDA and equivalent inspections conducted by state and foreign officials. We cannot assure you that any KeraVision manufacturer will be able to successfully pass these inspections on a timely basis or at all. In addition, we cannot assure you that KeraVision will be able to develop clinical or commercial-scale manufacturing capabilities at acceptable costs or enter into agreements with third parties with respect to these activities. In many cases, instruments and other purchased materials critical for production are sole-sourced.

         KeraVision has several sole-sources for sterilization, tools and equipment, the PMMA raw material and other elements necessary to manufacture INTACS inserts and the related instrumentation. If we are dependent upon third parties for the manufacture of our products, our profit margins and ability to develop and deliver such products on a timely basis may be adversely affected. Moreover, we cannot assure you that such third parties will adequately perform, and any failures by these parties may impair our ability to deliver products on a timely basis or otherwise impair our competitive position.

         INTACS inserts are made from PMMA, a polymer widely used in implantable intraocular lenses since 1952. PMMA cast sheet is purchased from a sole supplier and is stored at KeraVision prior to release to production. KeraVision believes it could develop the capability over a significant time period to manufacture PMMA cast sheet internally if this sole-source were to become unavailable. Any change in materials used for INTACS inserts would require additional testing, regulatory review and approval, which could result in significant manufacturing and shipping delays. See "Risk Factors--KeraVision will need to find a new supplier for the raw material we use in manufacturing our products."

Research and Development

         KeraVision has been engaged in the research and development of INTACS inserts and related technology since its inception in 1986. The development effort has incorporated both extensive clinical testing as well as laboratory testing to determine the effect of various configurations and insertion techniques for INTACS inserts and related technology. Some of the analytical techniques employed include computer modeling using finite element analysis, optical ray tracing and various corneal topography measurement instruments. These approaches aid in determining the expected change in the shape of the cornea, the pattern of light distribution through the cornea and curvature of the cornea achieved with various designs. The analytical approaches are used in conjunction with information determined from both feasibility studies and expanded clinical trials to determine the best design to move forward in the testing cycle. For each of the years ended December 31, 1999, 1998 and 1997 our expenditures for research and development were approximately $8.8 million, $11.4 million, and $10.8 million, respectively. For each of the six-month periods ended June 30, 2000 and 1999 our expenditures for research and development were approximately $4.6 million and $4.2 million, respectively.

         KeraVision has also used these approaches to begin work on potential products for astigmatism, hyperopia and keratoconus corneal thinning disease. KeraVision has begun investigations into refinements for the existing product for myopia, including myopia concurrent with high level of astigmatism and potential treatments for higher and lower levels of myopic correction.

Competition

         INTACS inserts compete with other treatments for refractive problems, including eyeglasses, contact lenses, and other refractive surgery procedures such as PRK and LASIK. In addition, other refractive surgery technologies are currently under development, including the intraocular contact lens ("ICL"), radio frequency keratoplasty ("RFK"), and "refractive" intraocular lenses. The ICL seeks to correct refractive errors by placing a lens inside the eye between the natural lens and the iris. The ICL is currently available for sale in Europe. RFK uses radio-frequency energy to change the shape of the cornea. Currently, this treatment has been approved for use in Canada but has not been approved for use in the United States. Refractive intraocular lenses ("IOL") involve the placement of an intraocular lens behind the cornea for the correction of vision problems. Significant competitive factors in the industry include efficacy of vision correction, safety, reliability, convenience and price. The healthcare field is characterized by extensive research and rapid technological change. At any time, competitors may develop and bring to market new products or surgical techniques with vision correction capabilities superior to those of INTACS inserts or which would otherwise render INTACS inserts corneal ring segment technology obsolete.

         Other companies, most of which are larger than KeraVision and have greater financial resources, are engaged in the refractive surgery market. Several companies, including Summit Technology, Inc. (recently purchased by Alcon, a division of Nestle Corporation), VISX, Nidek, Inc. and Bausch & Lomb have received approval to market their products in the United States. In addition to these companies, there are other large entities that currently market and sell laser systems overseas for use in refractive surgery, some of whom are seeking to obtain approval with the FDA to sell their products in the United States.

         KeraVision's competition will be determined in part by current or potential future refractive surgery products that are approved for sale by regulatory authorities. The relative speed at which KeraVision is able to develop its potential products, complete the necessary governmental and regulatory approval processes for those products and manufacture and market commercial quantities of the products will be important competitive factors.

Government Regulation

         FDA's Premarket Clearance and Approval Requirements. Unless an exemption applies, each medical device that we wish to market in the U.S. must receive either "510(k) clearance" or "PMA approval" in advance from the U.S. Food and Drug Administration pursuant to the Federal Food, Drug, and Cosmetic Act. The FDA's 510(k) clearance process usually takes from four to 12 months, but it can last longer. The process of obtaining PMA approval is much more costly, lengthy and uncertain and generally takes from one to three years or even longer.

         The FDA decides whether a device must undergo either the 510(k) clearance or PMA approval process based upon statutory criteria. These criteria include the level of risk that the agency perceives is associated with the device and a determination whether the product is a type of device that is similar to devices that are already legally marketed. Devices deemed to pose relatively less risk are placed in either class I or II, which requires the manufacturer to submit a premarket notification requesting 510(k) clearance, unless an exemption applies. The premarket notification must demonstrate that the proposed device is "substantially equivalent" in intended use and in safety and effectiveness to a legally marketed "predicate device" that is either in class I, class II, or is a "preamendment" class III device (i.e., one that was in commercial distribution before May 28, 1976) for which the FDA has not yet decided whether to require PMA approval.

         After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any such decision. If the FDA disagrees with a manufacturer's decision not to seek a new 510(k) clearance, the agency may retroactively require the manufacturer to submit a premarket notification requiring 510(k) clearance. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance is obtained.

         Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a legally marketed predicate device, are placed in class III. INTACS inserts are regulated by the FDA as a class III device. Such devices are required to undergo the PMA approval process in which the manufacturer must prove the safety and effectiveness of the device to the FDA's satisfaction. A PMA application must provide extensive preclinical and clinical trial data and also information about the device and its components regarding, among other things, manufacturing and labeling.

         Upon submission, the FDA determines if the PMA application is sufficiently complete to permit a substantive review, and, if so, the application is accepted for filing. The FDA then commences an in-depth review of the PMA application. The review time is often significantly extended as a result of the FDA asking for more information or clarification of information already provided. The FDA also may respond with a "not approvable" determination based on deficiencies in the application and require additional clinical trials that are often expensive and time consuming and can delay approval for months or even years. During the review period, an FDA advisory committee, typically a panel of clinicians, likely will be convened to review the application and recommend to the FDA whether, or upon what conditions, the device should be approved. Although the FDA is not bound by the advisory panel decision, the panel's recommendation is important to the FDA's overall decision making process.

         If the FDA's evaluation of the PMA application is favorable, the FDA typically issues an "approvable letter" requiring the applicant's agreement to specific conditions (e.g., changes in labeling) or specific additional information (e.g., submission of final labeling) in order to secure final approval of the PMA application. Once the approvable letter is satisfied, the FDA will issue a PMA for the approved indications, which can be more limited than those originally sought by the manufacturer. The PMA can include post approval conditions that the FDA believes necessary to ensure the safety and effectiveness of the device including, among other things, restrictions on labeling, promotion, sale and distribution. Failure to comply with the conditions of approval can result in material adverse enforcement action, including the loss or withdrawal of the approval.

         After the approval of a PMA, a new PMA or PMA supplement is required in the event of a modification to the device, its labeling or its manufacturing process. Supplements to a PMA application often require the same type of information as a premarket approval application, except that the supplement is limited to the information needed to support any changes from the product covered by the original PMA application, and may not require the submission of clinical data or the convening of an advisory committee. A new PMA or PMA supplement will be required to expand the INTACS inserts approval beyond mild myopia to new ranges of myopia, and to hyperopia and astigmatism.

         A clinical trial may be required in support of a 510(k) submission or PMA application. Such trials generally require an Investigational Device Exemption application approved in advance by the FDA for a limited number of patients, unless the product is deemed a nonsignificant risk device eligible for more abbreviated IDE requirements. The IDE application must be supported by appropriate data, such as animal and laboratory testing results. Clinical trials may begin if the IDE application is approved by the FDA and the appropriate institutional review boards at the clinical trial sites.

         Pervasive and Continuing FDA Regulation. A number of regulatory
         ---------------------------------------
requirements apply to marketed devices, including INTACS inserts. These requirements include labeling regulations, the Quality System Regulation (which requires manufacturers to follow elaborate design, testing, control, documentation and other quality assurance procedures), the Medical Device Reporting regulation (which requires that manufacturers report to the FDA certain types of adverse events involving their products), and the FDA's general prohibition against promoting products for unapproved or "off label" uses. Class II devices also can have special controls such as performance standards, postmarket surveillance, patient registries, and FDA guidelines that do not apply to class I devices.

Other Regulation

         KeraVision is also subject to regulation by the Occupational Safety and Health Administration and the Environmental Protection Agency and to regulation under the Toxic Substances Control Act, the Resource Conservation and Recovery Act, the National Environmental Policy Act and other regulatory statutes, and may in the future be subject to other federal, state or local regulations. In addition, new or modified regulations may be promulgated governing INTACS inserts or KeraVision's potential products that may be more restrictive or that may otherwise alter or affect KeraVision's research and development programs. We cannot assure you that KeraVision will not be required to incur significant costs to comply with these laws and regulations in the future or that such laws and regulations will not have a materially adverse effect upon KeraVision's ability to do business. KeraVision is unable to predict whether any agency will adopt any regulation that would have a material adverse effect on KeraVision's operations.

         All of the above described government regulation and product approval risks apply to INTACS inserts and will apply to any future potential product of KeraVision. Government regulation may become more restrictive in the future. We cannot assure you that KeraVision will not be required to incur significant costs to comply with such laws and regulations in the future or that such laws and regulations will not have a material adverse effect upon KeraVision's ability to conduct business.

European Government Regulation and Product Testing

         Sales of medical devices outside the United States are subject to foreign regulatory requirements that vary widely from country to country. The time required to obtain approvals required by foreign countries may be longer or shorter than that required for FDA approval, and requirements for licensing may differ from FDA requirements. Export sales of investigational devices that have not received FDA marketing approval may be subject to FDA export permit requirements. As KeraVision begins to sell products in additional foreign markets it will be required to obtain an FDA export permit and comply with foreign regulations for each of these markets. A delay in obtaining the necessary approvals or failing to comply with regulatory requirements could have a material adverse effect on KeraVision's business, financial condition and results of operations.

         The regulatory environment in Europe for medical devices differs significantly from that in the United States. A total of 19 European countries are grouped in a union with the objective of establishing a single market without internal borders among the member countries and eliminating divergent national requirements. The members of the European Union include Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain, Sweden, the United Kingdom, Iceland, Norway, Switzerland and Lichtenstein.

         Products that comply with the requirements of a specified EC medical directive are entitled to bear CE marking. Since July 14, 1998, all commercial medical device products have been required to bear CE marking. It is illegal to market these products in the European Union without a CE marking.

         To obtain a CE marking, the product must be assessed and found to conform to the applicable directive. This assessment is carried out by the manufacturer, in most cases with the assistance of a third party certification organization known as a "notified body." The notified body assessment may consist of an audit of the manufacturer's quality system or specific testing of the product. A manufacturer can sell a product throughout the European Union once it secures an assessment by a notified body in one of the European Union countries.

         The European Union has adopted two directives to regulate medical devices, including the "Active Implantable Medical Devices Directive" ("AIMDD") and the "Medical Devices Directive," ("MDD") and has proposed a third directive, the "In Vitro Diagnostic Directive," ("IVDD") to harmonize the regulatory requirements for medical devices.

         Medical devices such as INTACS inserts are regulated under the MDD. A manufacturer may affix CE marking after a determination that the product complies with the essential requirements of this directive and completion of the appropriate conformity assessment procedure as specified by the directive. The conformity assessment requirements are based upon a given product's classification within the directive. Products within the scope of the directive are grouped within four classes: Class I, IIA, IIB and III. A product with a higher classification is considered to have higher risk, and will therefore be subject to more controls in order to obtain CE marking. INTACS inserts have been designated as a Class IIB device. Essential requirements under the directive include substantiating that the device meets the manufacturer's performance claims and that any undesirable side effects of the device constitute an acceptable medical risk when weighed against the intended benefits of the device.

         There are two basic options for assessing conformity of devices designated as Class IIB. The first option allows a manufacturer to seek a decision from the notified body that the processes employed in the design and manufacture of a device qualify as a full quality system. Alternatively, manufacturers can seek product certification based on various control schemes. KeraVision obtained qualification of its processes as a full quality system. Approval of KeraVision's full quality system has been achieved through ISO 9001 and EN 46001 certification by an approved notified body. The full quality system encompasses the organizational structure, responsibilities, procedures, processes and resources necessary to assure quality assurance in design, development, production, installation and servicing of its medical devices.

         The Medical Devices Directive also covers the instrumentation supplied by KeraVision for the purpose of implanting INTACS inserts. These instruments are classified as Class I and therefore are not subject to full quality assurance system requirements.

         Once a manufacturer has satisfactorily completed the regulatory compliance tasks required by the directive and received a favorable decision from the notified body, it may affix CE marking to its product. Based on the current regulatory laws, no additional premarket approvals in the individual European Union countries are required. Custom-made devices and devices intended for clinical investigation do not bear CE marking and are subject to particular requirements under the Directive. Manufacturers are required to report serious adverse incidents concerning CE marked devices to the authorities of the countries where the incidents take place. If such incidents occur, the manufacturer may have to take remedial action, perhaps including withdrawal of the product from the European market.

         The directives must be transposed into national law in order to be applied. All member states of the European Union have completed this transposition. This transposition process has not created significant differences among the member states of the European Union with respect to compliance with the essential requirements and the conformity assessment process. However, meaningful differences have emerged in at least the following areas: authorities' evaluation of proposed clinical investigation, notification of products and activities, handling of adverse event reporting and language requirements for labels and instructions for use. As the directive does not cover distribution practices, healthcare financing and purchasing, it is expected that there will be significant regulatory variances from country to country in these areas.

         KeraVision obtained conformity certification under Annex II of the MDD in October 1996 from a notified body and thus achieved the right to affix the CE marking to INTACS inserts in November 1996. The right to affix the CE mark can be withdrawn by the notified body and no assurance can be given that it will be obtained again in a timely fashion or at all. Furthermore, there can be no assurance that KeraVision's notified body will retain its status as a "notified body."

Data and Safety Monitoring Board

         KeraVision has established an independent Data and Safety Monitoring Board to serve in a medical monitoring capacity and to review the collective safety and efficacy data generated from KeraVision's various clinical trials. In addition, the members of the Monitoring Board examine representative patients from the United States investigational sites, provide medical advice to the clinical investigators, review any safety-related complications and provide suggested guidelines for patient management to the investigators. The Monitoring Board currently consists of three prominent ophthalmologists. Additional individuals may be added to the Monitoring Board, as required. The members of the Monitoring Board are not allowed to be clinical investigators for INTACS inserts.

Employees

         As of August 31, 2000, KeraVision had 125 full-time employees consisting of 29 in manufacturing, 25 in research and development, 47 in sales and marketing, and 24 in general and administration. KeraVision also has contracts with outside consultants. KeraVision considers relations with its employees to be good. None of KeraVision's employees are covered by a collective bargaining agreement.

                           DESCRIPTION OF SECURITIES

         The following description of the material terms of the capital stock of KeraVision is qualified by reference to the amended and restated certificate of incorporation of KeraVision, the certificate of designation of rights, preferences and privileges of Series A participating preferred stock, the certificate of designation of rights, preferences and privileges of Series B redeemable convertible preferred stock and the Preferred Shares Rights Agreement, dated as of August 18, 1997. See "Where You Can Find More Information."

         The authorized capital stock of KeraVision currently consists of 30,000,000 shares of common stock, par value $0.001 per share, and 2,000,000 shares of preferred stock, par value $0.001 per share. Each share of KeraVision common stock trades with KeraVision rights. See "--Stockholder Rights Plan." As of October 9, 2000, there were outstanding 18,898,024 shares of KeraVision common stock, no shares of KeraVision Series A preferred stock and 602,654 shares of KeraVision Series B preferred stock.

KeraVision Common Stock
-----------------------

         Holders of KeraVision common stock are entitled to receive dividends or distributions that are lawfully declared by the KeraVision board, to have notice of any authorized meeting of stockholders, and to one vote for each share of KeraVision common stock on all matters which are properly submitted to a vote of KeraVision stockholders. As a Delaware corporation, KeraVision is subject to statutory limitations on the declaration and payment of dividends. In the event of a liquidation or other dissolution of KeraVision, holders of KeraVision common stock will have the right to a ratable portion of the assets that remain after the full payment of amounts owed to KeraVision's creditors, the payment of all KeraVision liabilities and the aggregate liquidation preferences of any outstanding shares of KeraVision preferred stock. The holders of KeraVision common stock have no conversion, redemption, preemptive or cumulative voting rights. All outstanding shares of KeraVision common stock are, and the shares of KeraVision common stock proposed to be issued in this offering will be, validly issued, fully paid and non-assessable.

KeraVision Preferred Stock
--------------------------

         KeraVision's charter authorizes the KeraVision board to issue preferred stock in one or more series, to establish the number of shares in any Series and to set the designation, preferences, rights, qualifications and restrictions on each series of preferred stock.

         In connection with the adoption of the rights plan, the KeraVision board has designated 30,000 shares of preferred stock as Series A participating preferred stock. The Series A preferred shares purchasable upon exercise of the KeraVision Rights will not be redeemable. Each share of Series A preferred stock will be entitled to an aggregate dividend of 1,000 times the dividend declared per KeraVision common share. If KeraVision is liquidated, the holders of the Series A preferred shares will be entitled to a preferential liquidation payment equal to accrued but unpaid dividends plus the greater of $1,000 per share and 1,000 times the aggregate per share amount to be distributed to the holders of KeraVision common stock. Each Series A preferred share will have 1,000 votes, voting together with the holders of the KeraVision common stock, except as required by law or the certificate of designation relating to the Series A preferred stock. In a merger, consolidation or other transaction in which KeraVision common stock is changed or exchanged, each Series A preferred share will be entitled to receive 1,000 times the amount received per share of KeraVision common stock. These rights are protected by customary anti-dilution provisions. Because of the nature of the dividend, liquidation and voting rights of the Series A preferred shares, the value of the one one-thousandth interest in a share of Series A preferred stock purchasable upon exercise of each KeraVision right should approximate the value of one share of common stock.

         KeraVision's board of directors designated 662,500 shares of preferred stock as Series B convertible preferred stock. The Series B preferred stock is entitled to receive preferential quarterly dividends at the rate of seven percent per annum. These quarterly dividends are payable, at the election of KeraVision, in either cash or additional shares of Series B preferred stock. No dividends may be paid to the holders of KeraVision common stock, other than dividends paid in KeraVision common stock, until all accrued but unpaid dividends have been paid to the holders of the Series B preferred stock. As of September 30, 2000, there were accrued dividends in the amount of $324,400, calculated at a rate of $2.24 per share of Series B preferred stock per annum, which will be paid in the form of 23,369 additional shares of Series B preferred stock. The preferential nature of the Series B preferred shares may impair KeraVision's ability to pay dividends on its common stock in the future.

         Each Series B preferred share is convertible at the option of the holder into four shares of common stock at $5.74 per share. The Series B preferred shares are redeemable at the option of the holders after June 12, 2003 for $32.00 per share plus all accrued and unpaid dividends.

         Holders of the Series B shares are entitled to have notice of any authorized meeting of stockholders. At a meeting of stockholders, holders of the Series B preferred stock are entitled to vote together with holders of KeraVision common stock on all matters upon which holders of KeraVision common stock are entitled to vote. Each share of Series B preferred stock is entitled to one vote for each share of KeraVision common stock into which a share of Series B preferred stock is convertible. In addition, so long as there are 300,000 shares of Series B preferred stock outstanding, the holders of Series B preferred shares are entitled to elect one member of the KeraVision board.

Certain Anti-Takeover, Limited Liability and Indemnification Provisions
-----------------------------------------------------------------------

         Delaware Anti-Takeover Law. We are a Delaware corporation subject to
Section 203 of the Delaware General Corporation Law ("DGCL"). Under Section 203, certain "business combinations" between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless (i) the corporation has elected in its certificate of incorporation not to be governed by Section 203 (we have not made such an election), (ii) the business combination or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors of the corporation before such stockholder became an interested stockholder, (iii) upon consummation of the transaction that made such stockholder an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer) or (iv) the business combination is approved by the board of directors of the corporation and authorized at a meeting by two-thirds of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation's voting stock, together with the affiliates or associates of that stockholder.

Limitation of Officer and Director Liability and Indemnification Arrangements
-----------------------------------------------------------------------------

         Our Amended and Restated Certificate of Incorporation provides that an officer or director of ours will not be personally liable to us or our stockholders for monetary damages for any breach of his fiduciary duty as an officer or director, except in certain cases where liability is mandated by the DGCL. The provision has no effect on any non-monetary remedies that may be available to us or our stockholders, nor does it relieve us or our officers or directors from compliance with federal or state securities laws. The certificate also generally provides that we shall indemnify, to the fullest extent permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, investigation, administrative hearing or any other proceeding by reason of the fact that he is or was a director or officer of ours, or is or was serving at our request as a director, officer, employee or agent of another entity, against expenses incurred by him in connection with such proceeding. An officer or director shall not be entitled to indemnification by us if (i) the officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to, our best interests, or (ii) with respect to any criminal action or proceeding, the officer or director had reasonable cause to believe his conduct was unlawful.

Transfer Agent and Registrar
----------------------------

         Boston EquiServe, L.P. is the transfer agent and registrar for the common stock.

Stockholder Rights Plan
-----------------------

         The KeraVision board has adopted a rights plan. The rights plan is designed to help our board maximize stockholder value in the event of a change of control of KeraVision and otherwise to resist actions that the board considers likely to injure our stockholders. KeraVision believes that the rights plan will permit us to develop our business and foster our long-term growth without disruptions caused by the threat of a takeover not deemed by our board to be in our stockholder's best interests.

Generally, the rights plan will encourage any potential acquirer to negotiate directly with our board. As a result, the rights plan may have the effect of deterring third parties from making proposals involving an acquisition or change of control of KeraVision, although such proposals, if made, might be considered desirable and beneficial by a majority of our stockholders. The rights plan could have the further anti-takeover effect of making it more difficult for third parties to acquire a majority of our common stock or to cause the replacement of our board.

         In August 1997, the KeraVision board declared a dividend of one preferred share purchase right for each outstanding share of common stock. Each KeraVision right entitles the holder to purchase one one-thousandth of a share of Series A preferred stock, at a price of $60.00 per share. The KeraVision rights are not now exercisable, and may never be exercisable. The KeraVision rights will expire on the earlier of (i) August 17, 2007, unless extended, or
(ii) their redemption or exchange as described below. Until a KeraVision right is exercised, it confers no rights to a stockholder.

         In general, until the KeraVision rights are exercisable, redeemed or exchanged, each KeraVision Right will trade together with and cannot be separated from the underlying share of common stock on which the right was declared.

         The KeraVision rights will separate from the common stock if there is a "distribution date." A distribution date would occur on the tenth day after the earlier of (i) a public announcement that someone has obtained the right to acquire beneficial ownership of 20% or more of the outstanding shares of KeraVision common stock or (ii) the commencement or public announcement of a tender offer that would result in someone acquiring such ownership. If a distribution date occurs, the KeraVision rights would become exercisable and separately tradeable, and KeraVision would issue certificates for the KeraVision rights as soon as possible. Any KeraVision rights which belong to an acquiring person are null and void.

         KeraVision rights will attach to and be evidenced by each share of KeraVision common stock which is issued prior to a distribution date. Accordingly, the shares of KeraVision common stock issued by KeraVision in this offering, will evidence the related KeraVision rights and certificates representing these shares will contain a notation incorporating the rights plan by reference.

         The amount of Series A preferred stock that the holder of a KeraVision right is entitled to receive upon exercise of the KeraVision right and the purchase price payable upon exercise of the KeraVision right are both subject to adjustment.

         The KeraVision board may redeem the KeraVision rights in whole, but not in part, at a redemption price of $0.01 per KeraVision right, at any time before a distribution date. After a distribution date, the KeraVision rights may be redeemed only in very limited circumstances.

Listing
-------

         Our common stock is listed on the Nasdaq National Market under the symbol "KERA."

                                 LEGAL MATTERS

         The validity of the shares of common stock offered hereby will be passed upon for KeraVision, Inc. by Latham & Watkins, Menlo Park, California.

                                    EXPERTS

         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K/A for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

         We have filed with the SEC a registration statement on Form S-2 (including the exhibits, schedules and amendments thereto) under the Securities Act with respect to the shares of common stock to be sold in this offering. As permitted by the SEC's rules and regulations, this prospectus does not contain all the information set forth in the registration statement. For further information regarding our company and the shares of common stock to be sold in this offering, please refer to the registration statement and the contracts, agreements and other documents filed as exhibits to the registration statement. Additionally, we file annual, quarterly and special reports, proxy statements and other information with the SEC.

         You may read and copy all or any portion of the registration statement or any other information that we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to you on the SEC's website (http://www.sec.gov).

         The SEC allows us to "incorporate by reference" the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC before the date of this prospectus. We incorporate by reference the documents listed below:

         1. our Annual Report on Form 10-K/A for the fiscal year ended December 31, 1999, a copy of which accompanies this prospectus as Exhibit 13.1;

         2. our Quarterly Report on Form 10-Q for the fiscal quarter ending March 31, 2000;

         3. our Quarterly Report on Form 10-Q for the fiscal quarter ending June 30, 2000, a copy of which accompanies this prospectus as Exhibit 13.2; and

         3. our Current Reports on Form 8-K, dated April 19, 2000, May 5, 2000 and May 23, 2000.

         You may request copies of these filings, at no cost, by writing or telephoning us at:

                               KeraVision, Inc.
                              48639 Milmont Drive
                           Fremont, California 94538
                                (510) 353-3000

                                     * * *

                              [INSIDE BACK COVER]

================================================================================

================================================================================

Prospective investors may rely only on the information contained in this prospectus. We have not authorized anyone to provide prospective investors with different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe the restrictions of that jurisdiction related to this offering and the distribution of this prospectus.

                     ------------------------------------
                               TABLE OF CONTENTS
                     -------------------------------------

                                                  Page
                                                  ----
Prospectus Summary.............................    2
Risk Factors...................................    5
Use of Proceeds................................   10
Dividend Policy................................   10
Capitalization.................................   10
Plan of Distribution...........................   11
Dilution.......................................   12
Selected Consolidated Financial Data...........   13
Forward Looking Statements.....................   14
Business.......................................   15
Description of Securities......................   26
Legal Matters..................................   29
Experts........................................   29
Additional Information.........................   30

================================================================================

================================================================================


                               KeraVision, Inc.

                               3,760,706 Shares


                                 Common Stock

                                ______________


                            ______________________

                                  PROSPECTUS
                            ______________________



                               OCTOBER 13, 2000

================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than the underwriting discount, payable by the Registrant in connection with the sale of the common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fees and the Nasdaq National Market listing fee.

   Securities and Exchange Commission Fee.........................  $  2,792.32

   Legal Fees and Expenses........................................  $ 75,000

   Accounting Fees and Expenses...................................  $ 50,000

   Printing Expenses..............................................  $  4,000

   Miscellaneous..................................................  $ 25,000
                                                                    -----------
         Total....................................................  $156,792.32
                                                                    ===========


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of the State of Delaware ("Section 145") permits a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

     In the case of an action by or in the right of the corporation, Section 145 permits the corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the corporation. No indemnification may be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the preceding two paragraphs, Section 145 requires that such person be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith; and that indemnification provided by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled.

     Section 145 provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of any undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145.

     Section 145 further empowers the corporation to purchase and maintain insurance on behalf of any person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising our of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

     The Registrant's Amended and Restated Certificate of Incorporation limits the liability of directors for monetary damages arising from breach of their fiduciary duty to the maximum extent permitted by the Delaware General Corporate Law ("the Law") and provides for the indemnification of directors, officers and employees of the Registrant to the fullest extent permitted by the Law.

     The Registrant's Amended and Restated Bylaws also provide that Registrant shall indemnify its directors and officers to the fullest extent permitted by the Law, including circumstances in which indemnification is otherwise discretionary under the Law.

     The Registrant has entered into indemnification agreements with its directors containing provisions which are in some respects broader than the specific indemnification provisions contained in the Law. The indemnification agreements may require the Registrant to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain director's insurance if available on reasonable terms.

     The Registrant believes that the limitation provision in its Amended and Restated Certificate of Incorporation and the indemnification provisions in its Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and indemnification agreements will facilitate the Registrant's ability to continue to attract and retain qualified individuals to serve as directors of the Registrant. It is the opinion of the Securities and Exchange Commission that indemnification provisions such as those contained in the Certificate, the Bylaws and these agreements have no effect on a directors' or officers' ability under the federal securities laws. The Registrant has also obtained directors' and officers' liability insurance covering, subject to exceptions, actions taken by the Registrant's directors and officers in their capacities as such.

ITEM 16.  EXHIBITS

     Number            Description
     ------            -----------

     4.1 Preferred Shares Rights Agreement, dated as of August 18, 1997, between Registrant and Bank Boston, N.A. (7)
     5.1      Option of Latham & Watkins.
     10.1     Form of Indemnification Agreements for directors and officers. (1)
     10.2     1997 Employee Stock Option Plan. (1)(2)
     10.3     1987 Stock Option Plan and forms of agreements thereunder. (1)(2)
     10.4 Form of Change of Control Agreement entered into between Registrant and Chief Executive Officer in May 1997. (2)(8)
     10.5 Form of Change of Control Agreement entered into between Registrant and Executive Officers in May 1997. (2)(8)
     10.6 Form of Amendment to Change of Control Agreement entered into between Registrant and Executive Officers in August 2000.

     10.7     1995 Stock Plan, as amended. (2)(9)
     10.8     1995 Directors' Option Plan and form of subscription agreement.
              (4)(2)
     10.9     401(k) Plan. (1)(2)
     10.10 Fremont Office Lease dated August 20, 1993 and all amendments thereto. (1)
     10.11    Kilmer License Agreement, dated December 31, 1992. (1)
     10.12    Manufacturing Agreement dated October 1, 1992. (1)(3)
     10.13 Promissory Notes, dated January 29, 1988, March 8, 1988, March 8, 1989, October 30, 1991, April 12, 1993 and November 7, 1993,
              executed by Thomas Loarie in favor of Registrant and all amendments thereto. (9)
     10.14 Promissory Notes, dated September 17, 1990, October 30, 1991, October 30, 1991, and November 7, 1993, executed by Thomas Silvestrini in favor of Registrant and all amendments thereto. (9)
     10.15 Promissory Note, dated November 7, 1993, executed by Mark Fischer-Colbrie in favor of Registrant and all amendments thereto. (10)
     10.16 Promissory Notes, dated March 8, 1988, March 8, 1988, March 8, 1989, October 30, 1991, and November 7, 1993, executed by Darlene Crockett-Billig in favor of Registrant and all amendments thereto.
              (9)
     10.17 Employment Agreement dated January 1997 between Registrant and Thomas M. Loarie. (2)(6)
     10.18 Distribution Agreement dated as of October 31, 1996 by and between Registrant and AM Peschke, a German corporation. (5)(6)
     10.19 Promissory notes, dated April 1, 1998, executed by Thomas Loarie in favor of Registrant. (11)
     10.20 Promissory note, dated April 1, 1998, executed by Mark Fischer-Colbrie in favor of Registrant. (11)
     10.21 Promissory note, dated April 1, 1998, executed by Thomas Silvestrini in favor of Registrant. (11)
     10.22 Promissory notes dated September 1, 1998 executed by Thomas Loarie in favor of Registrant. (12)
     10.23 Promissory notes, dated September 1, 1998 executed by Darlene Crockett-Billig in favor of Registrant. (12)
     10.24 Promissory notes, dated September 1, 1998 executed by Thomas Silvestrini in favor of Registrant. (12)
     10.25 Promissory notes, dated September 1, 1998 executed by Mark Fischer-Colbrie in favor of Registrant. (12)
     10.26 Master loan and security agreement dated March 25, 1999 between Registrant in favor of Transamerica Business Credit Corporation.
              (13)
     10.27    Agreement with A.M. Pappas & Associates dated January 20, 1998.
              (13)
     13.1 Annual Report on Form 10-K/A for the fiscal year ended December 31, 1999.
     13.2 Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000.
     23.1     Consent of Ernst & Young LLP, Independent Auditors.
     23.2     Consent of Latham & Watkins (included in Exhibit 5.1).
     24.1     Power of Attorney (See Signature Page).
_____________

(1) Incorporated by reference to identically numbered exhibits filed in Registrant's Registration Statement on Form S-1 and Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto (File No. 33-92880), which became effective on July 27, 1995.
(2)  Management contract or compensatory plan or arrangement.
(3) Confidential treatment has been granted with respect to certain portions of this Exhibit by the Securities and Exchange Commission by order dated July 27, 1995.
(4) Incorporated by reference to identically numbered exhibits filed in Registrant's Form 10-K for the year ended December 31, 1995.
(5) Confidential treatment has been sought with respect to certain portions of this Exhibit.
(6) Incorporated by reference to identically numbered exhibits filed in Registrant's Form 10-K for the year ended December 31, 1996.
(7) Incorporated by reference to identically numbered exhibit filed in Registrant's Registration on Form 8-A which became effective on August 25, 1997.

(8) Incorporated by reference to exhibits 10.23 and 10.24 filed in Registrant's Form 10-K for the year ended December 31, 1997.
(9) Incorporated by reference to identically numbered exhibits filed in Registrant's Registration Statement on Form S-1 (File No. 33-92880), which became effective on July 27, 1995, and Form 10-K for the year ended December 31, 1996.
(10) Incorporated by reference to identically numbered exhibits filed in Registrant's Registration Statement on Form S-1 (File No. 33-92880), which became effective on July 27, 1995, and Form 10-K for the year ended December 31, 1997.
(11) Incorporated by reference to Exhibits 10.25 through 10.27 filed in Registrant's Form 10-Q for the quarterly period ended March 31, 1998.
(12) Incorporated by reference to Exhibits 10.28 through 10.31 filed in Registrant's Form 10-Q for the quarterly period ended September 30, 1998.
(13) Incorporated by reference to identically numbered Exhibits filed in Registrant's Form 10-K for the year ended December 31, 1998.

ITEM 17.  UNDERTAKINGS

     A. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C.   The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     D.   The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                  Signatures

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Fremont, State of California, on this 13th day of October, 2000.

                                             KeraVision, Inc.

                                                 /s/ THOMAS M. LOARIE
                                             By: _______________________________
                                             Name:   Thomas M. Loarie
                                             Title: Chief Executive Officer

                               Power of Attorney

     Each person whose signature appears below constitutes and appoints Thomas
M. Loarie and Mark Fischer-Colbrie, and each of them individually, as attorney-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendment to this Registration Statement (including post-effective amendments and registration statements filed pursuant to Rule 462 and otherwise), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact, and each of the individually, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as her or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or each of them individually, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

        Signature                   Title                                         Date
        ---------                   -----                                         ----
                               Chief Executive Officer and Chairman of the    October 13, 2000
   /s/ THOMAS M. LOARIE        Board of Directors
____________________________
       Thomas M. Loarie        (Principal Executive Officer)

  /s/ MARK FISCHER-COLBRIE     Chief Financial Officer                        October 13, 2000
____________________________
     Mark Fischer-Colbrie      (Principal Financial and Accounting Officer)

 /s/ LAWRENCE A. LEHMKUHL
____________________________    Director                                      October 13, 2000
    Lawrence A. Lehmkuhl

____________________________    Director
    Kshitij Mohan, Ph.D.

 /s/ ARTHUR M. PAPPAS
____________________________    Director                                      October 13, 2000
     Arthur M. Pappas

____________________________    Director
       Peter Wilson

                                 Exhibit Index

EXHIBITS

     Number            Description
     ------            -----------

     4.1 Preferred Shares Rights Agreement, dated as of August 18, 1997, between Registrant and Bank Boston, N.A. (7)
     5.1      Opinion of Latham & Watkins.
     10.1     Form of Indemnification Agreements for directors and officers. (1)
     10.2     1997 Employee Stock Option Plan. (1)(2)
     10.3     1987 Stock Option Plan and forms of agreements thereunder. (1)(2)
     10.4 Form of Change of Control Agreement entered into between Registrant and Chief Executive Officer in May 1997. (2)(8)
     10.5 Form of Change of Control Agreement entered into between Registrant and Executive Officers in May 1997. (2)(8)
     10.6 Form of Amendment to Change of Control Agreement entered into between Registrant and Executive Officers in August 2000.
     10.7     1995 Stock Plan, as amended. (2)(9)
     10.8     1995 Directors' Option Plan and form of subscription agreement.
              (4)(2)
     10.9     401(k) Plan. (1)(2)
     10.10 Fremont Office Lease dated August 20, 1993 and all amendments thereto. (1)
     10.11    Kilmer License Agreement, dated December 31, 1992. (1)
     10.12    Manufacturing Agreement dated October 1, 1992. (1)(3)
     10.13 Promissory Notes, dated January 29, 1988, March 8, 1988, March 8, 1989, October 30, 1991, April 12, 1993 and November 7, 1993,
              executed by Thomas Loarie in favor of Registrant and all amendments thereto. (9)
     10.14 Promissory Notes, dated September 17, 1990, October 30, 1991, October 30, 1991, and November 7, 1993, executed by Thomas Silvestrini in favor of Registrant and all amendments thereto. (9)
     10.15 Promissory Note, dated November 7, 1993, executed by Mark Fischer-Colbrie in favor of Registrant and all amendments thereto. (10)
     10.16 Promissory Notes, dated March 8, 1988, March 8, 1988, March 8, 1989, October 30, 1991, and November 7, 1993, executed by Darlene Crockett-Billig in favor of Registrant and all amendments thereto.
              (9)
     10.17 Employment Agreement dated January 1997 between Registrant and Thomas M. Loarie. (2)(6)
     10.18 Distribution Agreement dated as of October 31, 1996 by and between Registrant and AM Peschke, a German corporation. (5)(6)
     10.19 Promissory notes, dated April 1, 1998, executed by Thomas Loarie in favor of Registrant. (11)
     10.20 Promissory note, dated April 1, 1998, executed by Mark Fischer-Colbrie in favor of Registrant. (11)
     10.21 Promissory note, dated April 1, 1998, executed by Thomas Silvestrini in favor of Registrant. (11)
     10.22 Promissory notes, dated September 1, 1998 executed by Thomas Loarie in favor of Registrant. (12)
     10.23 Promissory notes, dated September 1, 1998 executed by Darlene Crockett-Billig in favor of Registrant. (12)
     10.24 Promissory notes, dated September 1, 1998 executed by Thomas Silvestrini in favor of Registrant. (12)
     10.25 Promissory notes, dated September 1, 1998 executed by Mark Fischer-Colbrie in favor of Registrant. (12)
     10.26 Master loan and security agreement dated March 25, 1999 between Registrant in favor of Transamerica Business Credit Corporation.
              (13)
     10.27    Agreement with A.M. Pappas & Associates dated January 20, 1998.
              (13)
     13.1 Annual Report on Form 10-K/A for the fiscal year ended December 31, 1999.
     13.2 Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000.
     23.1     Consent of Ernst & Young LLP, Independent Auditors.
     23.2     Consent of Latham & Watkins (included in Exhibit 5.1).

     24.1     Power of Attorney (See Signature Page II-5).

_______________

(1) Incorporated by reference to identically numbered exhibits filed in Registrant's Registration Statement on Form S-1 and Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto (File No. 33-92880), which became effective on July 27, 1995.
(2)  Management contract or compensatory plan or arrangement.
(3) Confidential treatment has been granted with respect to certain portions of this Exhibit by the Securities and Exchange Commission by order dated July 27, 1995.
(4) Incorporated by reference to identically numbered exhibits filed in Registrant's Form 10-K for the year ended December 31, 1995.
(5) Confidential treatment has been sought with respect to certain portions of this Exhibit.
(6) Incorporated by reference to identically numbered exhibits filed in Registrant's Form 10-K for the year ended December 31, 1996.
(7) Incorporated by reference to identically numbered exhibit filed in Registrant's Registration on Form 8-A which became effective on August 25, 1997.
(8) Incorporated by reference to exhibits 10.23 and 10.24 filed in Registrant's Form 10-K for the year ended December 31, 1997.
(9) Incorporated by reference to identically numbered exhibits filed in Registrant's Registration Statement on Form S-1 (File No. 33-92880), which became effective on July 27, 1995, and Form 10-K for the year ended December 31, 1996.
(10) Incorporated by reference to identically numbered exhibits filed in Registrant's Registration Statement on Form S-1 (File No. 33-92880), which became effective on July 27, 1995, and Form 10-K for the year ended December 31, 1997.
(11) Incorporated by reference to Exhibits 10.25 through 10.27 filed in Registrant's Form 10-Q for the quarterly period ended March 31, 1998.
(12) Incorporated by reference to Exhibits 10.28 through 10.31 filed in Registrant's Form 10-Q for the quarterly period ended September 30, 1998.
(13) Incorporated by reference to identically numbered Exhibits filed in Registrant's Form 10-K for the year ended December 31, 1998.